Exhibit 99.3

Notice of 2016 Annual Meeting of Shareholders

You are invited to our 2016 annual meeting of shareholders:

When	Where
May 11, 2016	Calgary Marriott Downtown Hotel
10:00 a.m. Mountain Daylight Time (MDT)	110 – 9th Avenue SE
Calgary, Alberta T2G 5A6

Items of Business

1.	Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2015
2.	Elect the directors
3.	Appoint the auditors and authorize the directors to fix the auditors’ fees
4.	Have a ‘say on pay’ advisory vote
5.	Confirm the continuation of our shareholder rights plan
6.	Other business

Your Vote is Important

The accompanying management information circular includes important information about the business we will be discussing at the meeting and the voting process.

If you held common shares of Precision Drilling Corporation (Precision shares) on March 24, 2016, you are entitled to receive notice of and vote at the annual meeting on May 11, 2016, or at a meeting that is reconvened if the meeting is postponed or adjourned.

The process for voting depends on whether you are a registered or beneficial shareholder.

Webcast

We will have a live audio webcast of the meeting on our website (www.precisiondrilling.com) if you cannot attend the meeting.

By order of the Board of Directors,

Send in your voting instructions right away!

Our transfer agent, Computershare Trust Company of Canada (Computershare), must receive your completed proxy form by 10:00 a.m. MDT on May 9, 2016 for your vote to count.

If you are a beneficial shareholder, your deadline is likely sooner. You will need to send your voting instructions to your financial intermediary (your bank, trust company, broker, trustee or other financial institution) using the voting instruction form in your package.

If you have questions about the process, contact our proxy solicitors, Kingsdale Shareholder Services.

¡    1.888.518.1560 (toll free in North America)

¡   416.867.2272 (outside North America)

¡    contactus@kingsdaleshareholder.com

Veronica Foley

Vice President, Legal and Corporate Secretary

Precision Drilling Corporation

Calgary, Alberta

March 28, 2016

Precision Drilling Corporation